1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
lsalkin@morganlewis.com

November 27, 2013

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re: The Advisors Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and
    811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 13, 2013, regarding the Trust's post-effective amendment No. 156, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 158, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on September 27, 2013 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") concerning the Frost Diversified Strategies Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the introductory paragraph of the "Fund Fees and Expenses" section, please delete "and in the Fund's Statement of Additional Information."

     RESPONSE. The requested change has been made.

2. COMMENT. In the "Principal Investment Strategies" section, please state whether the Fund may invest in fixed income securities of any credit rating.


     RESPONSE. The following sentence has been added to the section:



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     The Fund may invest in fixed income securities of any maturity and of any credit quality, including securities that are rated below investment grade ("high yield" or "junk" bonds).

In addition, the following paragraph has been added to the "Principal Risks" section:

     HIGH YIELD BOND RISK -- High yield, or "junk," bonds are highly speculative securities that are usually issued by smaller, less creditworthy and/or highly leveraged (indebted) companies. Compared with investment-grade bonds, high yield bonds are considered to carry a greater degree of risk and are considered to be less likely to make payments of interest and principal. In particular, lower-quality high yield bonds (rated CCC, CC, C, or unrated securities judged to be of comparable quality) are subject to a greater degree of credit risk than higher-quality high yield bonds and may be near default. High yield bonds rated D are in default. Market developments and the financial and business conditions of the corporation issuing these securities generally influence their price and liquidity more than changes in interest rates, when compared to investment-grade debt securities.

3. COMMENT. In the "Principal Investment Strategies" section, please clarify that the Fund may invest in emerging market countries.

     RESPONSE. The following sentence has been added to the section:

          "The Fund may invest in both developed and emerging market countries."

4. COMMENT. Please confirm supplementally that the Fund will not directly invest more than 15% of its net assets in pooled vehicles relying on the exception from the definition of investment company in section 3(c)(1) or section 3(c)(7) of the 1940 Act. Additionally, please confirm that the Fund will consider any such investments to be illiquid securities.

     RESPONSE. The Fund is not aware of any formal rule or other written SEC guidance that limits the Fund's investments in pooled vehicles relying on the exception from the definition of investment company in section 3(c)(1) or section 3(c)(7) of the 1940 Act (referred to herein as "Unregistered Funds") to 15% of its net assets. However, as a non- fundamental policy of the Fund, the Fund may not purchase an investment (including an Unregistered Fund) if, as a result, more than 15% of the value of the Fund's net assets would be invested in illiquid securities. The Fund does not consider Unregistered Funds as per se illiquid securities. Rather, in determining the liquidity of the Fund's investment in a particular Unregistered Fund, the Adviser will consider all relevant information available to the Adviser regarding the Fund's investment in the Unregistered Fund, including, but not limited to, whether the Unregistered Fund offers daily or weekly liquidity to its investors. Notwithstanding the foregoing, the Adviser has no current intention of investing more than 15% of the Fund's net assets in Unregistered Funds.


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

5. COMMENT. In the "Principal Investment Strategies" section, please state whether the Fund may invest in fixed income securities of any maturity.

     RESPONSE. The following sentence has been added to the section:

          The Fund may invest in fixed income securities of any maturity and of any credit quality, including securities that are rated below investment grade ("high yield" or "junk" bonds).

6. COMMENT. In the "Principal Risks" section, please add BDC risk disclosure and "index-related commodity securities" risk disclosure.

     RESPONSE. The following paragraphs have been added to the section:

          BDC RISK -- BDCs, which are a type of closed-end fund regulated under the 1940 Act, generally invest in less mature private companies or thinly traded U.S. public companies which involve greater risk than well-established publicly-traded companies. Generally, little public information exists for the companies in which a BDC may invest and there is a risk that investors in the BDC may not be able to make a fully informed evaluation of a BDC and its portfolio of investments. BDCs typically incur fees and expenses that are separate from those of the Fund. Accordingly, shareholders will indirectly bear a proportionate share of any management and other operating expenses and of any performance-based or incentive fees charged by the BDCs in which the Fund invests, in addition to paying Fund expenses.

          COMMODITY RISK -- The Fund's investment exposure to the commodities markets and/or a particular sector of the commodities markets, may subject the Fund to greater volatility than investments in traditional securities, such as stocks and bonds. The commodities markets may fluctuate widely based on a variety of factors, including changes in overall market movements, domestic and foreign political and economic events and policies, war, acts of terrorism, changes in domestic or foreign interest rates and/or investor expectations concerning interest rates, domestic and foreign inflation rates and investment and trading activities of mutual funds, hedge funds and commodities funds. Prices of various commodities may also be affected by factors such as drought, floods, weather, livestock disease, embargoes, tariffs and other regulatory developments. The prices of commodities can also fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Certain commodities may be produced in a limited number of countries and may be controlled by a small number of producers or groups of producers. As a result, political, economic and supply related events in such countries could have a disproportionate impact on the prices of such commodities.



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7.   COMMENT. Please confirm supplementally that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

     RESPONSE. The Adviser has confirmed that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

8. COMMENT. Please confirm that any expenses incurred by the Fund in connection with short sales are included in "Other Expenses" in the "Annual Fund Operating Expenses" table.

     RESPONSE. Any dividend, interest and stock loan expenses incurred by the Fund in connection with short sales are included in "Other Expenses" in the "Annual Fund Operating Expenses" table.

9. COMMENT. Please state that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available on the Fund's website, if applicable.

     RESPONSE. A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.


COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION


10. COMMENT. Due to the Fund's portfolio turnover rate of 150% for the fiscal year ended July 31, 2012, please consider disclosing that active trading is a principal investment strategy of the Fund and describe the risks thereof in the Prospectus.

     RESPONSE. The Adviser does not believe additional disclosure regarding portfolio turnover in the Prospectus is necessary because the Fund's portfolio turnover rate for the fiscal year ended July 31, 2013 was below 100%.

11. COMMENT. With respect to any Fund investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Investment Company Rel. No. 10666 (Apr. 18, 1979) and that the Fund acknowledges that the SEC issued a concept release regarding the use of derivatives by investment companies under the 1940 Act (August 31, 2011) and future SEC guidance in this area may negatively affect the Fund's operations and its ability to invest in total return swaps and other derivatives or use derivative strategies to the extent desired.

     RESPONSE. With respect to any Fund investments in total return swaps, the Fund will comply with the coverage requirements set forth in Investment Company Rel. No. 10666 (Apr. 18, 1979) and the Fund acknowledges that the SEC issued a concept release regarding the use of derivatives by investment companies under the 1940 Act (August 31, 2011) and future SEC guidance in this area may negatively affect the Fund's operations and its ability to invest in total return swaps and other derivatives or use derivative strategies to the extent desired.


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12.  COMMENT. In the "Portfolio Managers" section, in the subsection regarding the other accounts for which the portfolio managers are primarily responsible for the day-to-day management, please provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

     RESPONSE. The requested information has been provided in footnotes to the table in the "Other Accounts" subsection.


                            * * * * * * * * * * * *


I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin


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